Exhibit 21.1

LIST OF SUBSIDIARIES

NAME	JURISDICTION OF ORGANIZATION
Cayan LLC	Delaware
Comercia Global Payments Entidad de Pago, S.L.(1)	Spain
Global Payments Direct, Inc.	New York
Global Payments Gaming Services, Inc.	Illinois
GPUK LLP	United Kingdom
Heartland Payment Systems, LLC	Delaware
Netspend Corporation	Delaware
TSYS LLC	Delaware
TSYS Merchant Solutions, Inc.	Delaware

(1) Comercia Global Payments Entidad de Pago, S.L. has a shareholder unrelated to Global Payments Inc. that owns a 49% noncontrolling interest.

* This list omits subsidiaries, which, considered in the aggregate as of the Company's most recently completed year, would not constitute a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X.